

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Robert Ragusa
Chief Executive Officer
GRAIL, LLC
1525 O'Brien Drive
Menlo Park, California 94025

Re: GRAIL, LLC
Registration Statement on Form 10-12B
Exhibit Nos. 2.1, 10.6, 10.7, 10.17, 10.18, 10.19, 10.20 and 10.21
Filed May 6, 2024
File No. 001-42045

Dear Robert Ragusa:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance